

Mailstop 3233

March 17, 2017

Via E-Mail
Mr. Eric M. Russell
Chief Financial Officer
RREEF Property Trust, Inc.
345 Park Avenue, 26th Floor
New York, NY 10154

> **Re: RREEF Property Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 000-55598**

Dear Mr. Russell:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Consolidated Financial Statements, page F-1

1.   With respect to your earnings per share calculation, address the following:
- Please clarify for us if you use the two-class method for calculating earnings per share.
- Please tell us if you determined that trailing fees resulted in different dividend rates for your different share classes and tell us management's basis for that determination.
- Please clarify for us if having a net loss impacts the amount of dividends or remaining earnings allocated in your calculation of earnings per share.

Within your response, please refer to ASC 260-10.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Monick, Assistant Chief Accountant, at 202-551-3295 or the undersigned at 202-551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities